                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                                 Commission File Number 001-8988

                           NOTIFICATION OF LATE FILING

(Check  [X] Form 10-K    [ ] Form 11-K    [ ] Form 20-F    [ ] Form 10-Q
One):   [ ] Form N-SAR

For Period Ended:                        JUNE 30, 2001
                 ---------------------------------------------------------------

[ ]   Transition Report on Form 10-K          [ ]   Transition Report on Form 10-Q
[ ]   Transition Report on Form 20-F          [ ]   Transition Report on Form N-SAR
[ ]   Transition Report on Form 11-K

For the Transition Period Ended:
                                ------------------------------------------------

            READ ATTACHED  INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT
OR TYPE.

            Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

            If the  notification  relates  to a portion  of the  filing  checked above, identify the Item(s) to which the notification relates:__________________
________________________________________________________________________________

                         PART I. REGISTRANT INFORMATION

Full name of registrant ECC INTERNATIONAL CORP.
                        --------------------------------------------------------
Former name if applicable
                         -------------------------------------------------------

                            2001 WEST OAK RIDGE ROAD
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Address of principal executive office (STREET AND NUMBER)

                   Orlando, Florida 32809-3803
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City, State and Zip Code

                        PART II. RULE 12B-25 (B) AND (C)

            If the subject report could not be filed without unreasonable effort or expense and the  registrant  seeks  relief  pursuant to Rule  12b-25(b),  the following should be completed. (Check appropriate box.)

[X]         (a) The reasons  described in reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]         (b) The subject annual report, semi-annual report, transition report on Form 10-K,  20-F,  11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day  following  the  prescribed due date; or the subject quarterly report or

            transition  report on Form 10-Q, or portion thereof will be filed on or before the fifth  calendar day following the prescribed due date;
            and

[ ]         (c) The  accountant's  statement or other  exhibit  required by Rule
            12b-25(c) has been attached if applicable.

                               PART III. NARRATIVE

            State below in  reasonable  detail the reasons why Form 10-K,  11-K,
20-F,  10-Q,  N-SAR or the transition  report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

            The  Registrant  was unable to file the Form 10-K for the year ended
June 30, 2001 (the "Report") without  unreasonable  effort or expense due to the related delays in gathering  information for inclusion in the Report  associated therewith.

                           PART IV. OTHER INFORMATION

            (1) Name and telephone number of person to contact in regard to this notification

                MELISSA VAN VALKENBURGH           (407)               859-7410
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                       (Name)                  (Area Code)      (Telephone number)

            (2) Have all other  periodic  reports  required  under Section 13 or
15(d) of the  Securities  Exchange  Act of 1934 or Section 30 of the  Investment
Company Act of 1940 during the  preceding 12 months or for such  shorter  period that the  registrant  was  required to file such  report(s)  been filed?  If the answer is no, identify report(s).
                                                                 [X] Yes  [ ] No

            (3) Is it  anticipated  that any  significant  change in  results of operations  from the  corresponding  period  for the last  fiscal  year  will be reflected by the  earnings  statements  to be included in the subject  report or portion thereof?

            For the fiscal year ended June 30, 2001, the Registrant  anticipates reporting a  consolidated  net loss of $7,139,000 or $0.89 per share on sales of
$28,736,000.  This compares to a consolidated  net income of $3,389,000 or $0.40 per share on sales of $40,876,000  for the fiscal year ended June 30, 2000. This decrease  is  primarily  due to  the  completion  of a  major  aircraft  trainer production  contract.  The spreading of fixed costs over a smaller  revenue base also contributed to the net loss.

            In addition,  as of June 30, 2001, the Company was not in compliance with certain financial  covenants required under its credit facility with Mellon
Bank,  N.A. The Company is in the process of seeking a waiver of these covenants and negotiating with Mellon Bank, N.A. to amend the credit facility to eliminate certain covenants in the future.

                                                                 [X ] Yes  [] No
            If so:  attach  an  explanation  of  the  anticipated  change,  both narratively and  quantitatively,  and, if  appropriate,  state the reasons why a reasonable estimate of the results cannot be made.

                            ECC International Corp..
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                  (Name of registrant as specified in charter)

                                      -2-

Has  caused  this  notification  to be signed on its  behalf by the  undersigned thereunto duly authorized.

Date    SEPTEMBER 28, 2001                    By /S/ MELISSA VAN VALKENBURGH
     ---------------------------------           -------------------------------
                                               Name: Melissa Van Valkenburgh
                                               Title: Chief Financial Officer

                        INSTRUCTION.  The form  may be  signed  by an  executive
            officer  of  the   registrant  or  by  any  other  duly   authorized
            representative.  The name and title of the person  signing  the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the  registrant by an authorized  representative
            (other than an executive officer),  evidence of the representative's authority  to sign on behalf of the  registrant  shall be filed with the form.

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